April 25, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, DC 20549
         Attn: Mr. John A. Spitz, Senior Staff Accountant

Re: First Federal Bankshares, Inc.
    Item 4.02 Form 8-K
    Filed February 25, 2008
    File Number: 000-25509

Dear Mr. Spitz:

We are writing to respond to your letter dated April 22, 2008, transmitting the remaining comment of the staff of the Securities and Exchange Commission related to the Form 8-K filed by First Federal Bankshares, Inc. (the "Company") on February 25, 2008.

As noted in the Form 8-K, the Company has been advised by the Office of Thrift Supervision ("OTS") that the Company's portfolio of trust-preferred pooled securities ("TPSs") exceed OTS regulatory guidelines. As further noted in the Form 8-K, the OTS requested that the Company file with the OTS by March 15, 2008 a plan to come into compliance with such regulatory guidelines. Subsequent to the filing of the Form 8-K, the Company requested and the OTS agreed to extend the deadline for the Company to file its plan to May 15, 2008. The Company intends to disclose this new deadline in a Form 8-K that will be filed in connection with its regular quarterly earnings release.

In its plan, the Company expects to request OTS approval to retain its TPS portfolio, notwithstanding the regulatory guidelines, based on (among other things) federal law and applicable regulations, which generally permit such investments. The OTS has the statutory authority to approve this request and the Company believes it has a sound basis for its request. Based on the foregoing, the Company concluded that its ability and intent to retain its TPS portfolio until anticipated recovery or redemption/maturity had not been compromised. As of December 31, 2007, March 15, 2008 and March 31, 2008 (the dates cited in the staff's comment), there had been no events that would cause a change to this conclusion.

As  requested  in  the  comment,   we  provide  below   additional   details  of
communications between the OTS staff and Company management related to the TPS portfolio.

In a regular examination report received from the OTS in June 2007, OTS staff members first advised Company management of their belief that the Company's TPS portfolio may exceed certain limits specified in regulatory guidelines. Company management objected to these findings both verbally and in writing, laying out certain applicable exceptions in the regulatory guidelines. The OTS staff requested, and the Company agreed, to suspend the purchase of additional TPS securities while the staff considered management's response. At the time, the OTS issued no other directive relating to the Company's aggregate investment in these securities. The Company had no other communications with the OTS regarding its aggregate investment in TPSs until February 13, 2008, as more fully described below.

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In  consideration  of the  staff's  position on the TPS  portfolio,  the Company informally explored the possible sale of an immaterial portion of its TPS portfolio during the latter half of 2007, but was unable to obtain satisfactory price indications. The OTS was kept informed of the Company's informal sales efforts on this portion of the portfolio and granted extensions and/or did not object to the Bank's continued investment in these particular securities.

On February 13, 2008, the Company was advised in writing by the OTS that they believed the Company's aggregate investment in TPSs exceeded limits specified in OTS regulatory guidelines. In that letter, the OTS requested the Company to "conform to those limits as soon as practical given the current market conditions" (direct quote) and requested the Company submit the plan for compliance that is described above. The letter contained no other directives. Company management had several informal discussions with OTS staff following receipt of the letter to discuss, among other things, the "current market conditions" referred to in the OTS letter and the impact of such conditions on the potential disposition of all or part of the TPS portfolio. As noted above, none of the communications with the OTS staff has changed or compromised the Company's ability and intent to retain its TPS portfolio until anticipated recovery or redemption/maturity.

We trust this letter addresses the staff's comment. Please do not hesitate to contact me at 712-277-0222 or mdosland@vantusbank.com if there are additional questions or comments.

Sincerely,


/s/ Michael W. Dosland
----------------------
Michael W. Dosland
President and Chief Executive Officer

cc: Registrant Legal Counsel
    Registrant Independent Auditors
    Registrant Board of Directors

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